

September 27, 2010

By facsimile to (516) 487-1452 and U.S. Mail

Mr. Frederick C. Berndt
Chief Executive Officer and President
11 Good Energy, Inc.
4450 Belden Village Street, N.W., Suite 800
Canton, OH 44718

> **Re:** **11 Good Energy, Inc.**
> **Pre-effective Amendment 3 to Registration Statement on Form S-1**
> **Filed September 17, 2010**
> **File No. 333-166149**

Dear Mr. Berndt:

We reviewed the filing and have the comment below.

Selling Security Holders, page 55

1. The selling security holders included in the table on page 57 are the same as those included in the table on page 58. Further, although you omitted the selling security holders included in the table on page 56 of pre-effective amendment 2 filed August 9, 2010, you did not omit footnotes (24), (25), (26), (27), (28), (29), (30), (31), (32), and (33) which were included in reference to those selling security holders in pre-effective amendment 2 filed August 9, 2010. Please revise your disclosure accordingly.

Closing

As appropriate, please amend your filing in response to the comment. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on the comment and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Steven Morse, Esq.
        Morse & Morse PLLC
        1400 Old Country Road, Suite 302
        Westbury, NY 11590